82-1856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

April 29, 2005



05007816

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: African Metals Corporation (the "Company")
Third Quarter Report

Enclosed please find one copy of the Company's Form 51-102F1 with the Third Quarter Report and financial statements for the nine months ended February 28, 2005.

Please be advised, that in accordance with National Instrument 54-102, the Third Quarter Report was mailed to shareholders on April 29, 2005.

Yours truly,

AFRICAN METALS CORPORATION

J. Nestoruk
Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

dw 5/13

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

Third Quarter Report to Shareholders - For the Nine Months Ended February 28, 2005
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Dear Shareholder:

Introduction

The first two quarters of African Metals Corporation Fiscal Year 2005, starting June 1, 2004, were very quiet as the Company was awaiting the necessary permits to initiate exploration. During the Company's Third Quarter, the necessary permits for the Kenieba Nord diamond concession were issued by the Malian Government, and subsequent to the end of that quarter an exploration program started.

During the first three quarters, the Company raised $399,500 through the exercise of options and warrants.

Permit Status of the Diamond Concessions

African Metals has received the necessary Convention d'Etablissement and Arrete de la Miniere for exploration on the 1,063 sq km Kenieba Nord diamond concession. Under the terms of the permit, the Company must spend $1,562,500 on exploration over the next three years.

African Metals has also received Government approval for the preparation of permits for the 3,205 sq km Soumala diamond concession and the 844 sq km Kenieba Sud diamond concession.

Kenieba Nord Concession

The Kenieba Nord diamond concession covers an area where 12 known kimberlite pipes occur and where 7 diamonds between 34 and 232 carats have previously been found in alluvium. A program designed to explore for new kimberlite pipes is currently in progress.

To prepare for the program, the results of a regional sampling program for diamond indicator minerals as well as the data from an airborne magnetic survey, were studied to choose the areas with the best combination of coincident indicator mineral anomalies and magnetic anomalies for the possible discovery of additional kimberlite pipes. From this study, 5 areas were selected for a program consisting of sampling of diamond indicator minerals and operating a ground magnetic survey, both along a grid. One of these areas is in the Guindissou area, where a magnetic anomaly underlies the discovery area of a 34 carat diamond. In addition, a ground magnetic survey will be conducted over 4 known pipes including the +44 hectare Kassama pipe. A diamond drill program is planned after the initial program to test some of the more perspective areas.

To date the sampling work in the Fanson Nord and Batama Nord areas have been completed. One large indicator mineral anomaly has been outlined on the Fanson Nord grid, and less conspicuous anomalies occur in the Batama Nord area.

The Exploration Team

Planning for and supervision of the projects is carried out by Mamadou Keita, M.Sc. Geo., Willis W. Osborne M.Sc. Geo., and Carl G. Verley, P. Geo. Mr. Carl G. Verley, is the Independent Qualified Person under National Instrument 43-101.

Overview of Performance

This section compares the performance of the Company during the first nine months of the Fiscal Year 2005. Total assets increased by $262,944 to $653,131 due mainly to an increase of $144,136 in cash and prepaid expenses and an increase of $111,609 in capitalized costs from mineral exploration. The working capital

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

Third Quarter Report to Shareholders - For the Nine Months Ended February 28, 2005
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Overview of Performance (Con't)

surplus increased by $167,910 over the same period. The deficit has increased by $116,705 to $9,657,274 for the first 9 months of 2005.

Results of Operations

The Company's operations consist of the exploration and development of mineral properties in Mali as well as running administrative offices in Canada and Mali. Administration costs in the first 3 quarters of 2005 increased by $8,716 to $116,705 in comparison to the first 3 quarters of 2004 mainly as a result of the addition of a much more active travel and promotion program. Those costs during the third quarter 2005 at $42,924 were lower than those in the comparable period, 2004 at $52,067 mainly as a result of lower consulting, travel and promotion costs. Capitalized exploration and development costs increased by $109,080 in the first 3 quarters of 2005 to $292,807 as a result of a more active exploration agenda.

Summary of Quarterly Results

Selected financial information for each of the last eight quarters, starting with the Third Quarter, 2005, is as follows:

Quarter	Revenue	Net (loss	Net (loss) per share
2005 3rd Q	$ -	$ 42,898	$ 0.003
2005 2nd Q	$ -	$ 36,480	$ 0.003
2005 1st Q	$ -	$ 37,327	$ 0.003
2004 4th Q	$ -	$ 134,847	$ 0.010
2004 3rd Q	$ -	$ 51,997	$ 0.004
2004 2nd Q	$ -	$ 35,631	$ 0.003
2004 1st Q	$ -	$ 20,533	$ 0.001
2003 4th Q	$ -	$ 82,027	$ 0.007
2003 3rd Q	$ -	$ 24,656	$ 0.006

Liquidity

The Company's working capital surplus was $298,537 at the end of the Third Quarter, 2005. During the first 3 quarters of the year, the Company raised $325,000 through the exercise of 500,000 warrants at $0.40 and 500,000 warrants at $0.25, and a further $72,200 through the exercise of 347,500 options at $0.20 and 10,000 options at $0.27 for a total of $397,200. A total of $197,200 of these funds was raised in the Third Quarter.

The Company will need to raise additional capital to continue its exploration projects. While the Company has been successful in accessing the equity market in the past, there is no guarantee that this will continue to be available. Management believes it will be able to obtain necessary financing to complete the development and exploration of its projects.

Investor Relations

Investor Relations services are conducted by Jamie Mathers. This involves liaising with the investment community and communicating with investors and shareholders about the Company's exploration projects and progress.

During the Third Quarter, the Company participated in the Vancouver Investor Conference in January, 2005. The current program in investor relations will continue in 2005. Information on the Company can be viewed online at www.africanmetals.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"Signed"

Willis W. Osborne
CEO, CFO & Director

Schedule A: Financial Information

AFRICAN METALS CORPORATION

Financial Statements

February 28, 2005 and February 29, 2004

(Unaudited – Prepared by Management)

AFRICAN METALS CORPORATION
Balance Sheets

February 28, 2005 and May 31, 2004

	February 28, 2005 (unaudited)	May 31, 2004 (audited) (Note 8)
Assets		
Current assets:		
Cash	$ 150,088	$ 86,606
Marketable securities	46,339	46,339
Accounts receivable	578	12,573
Goods and services tax recoverable	1,814	3,471
Due from related party	21,001	-
Share subscription receivable	2,700	-
Prepaid expenses	110,489	29,835
	333,009	178,824
Property, Plant and Equipment (Note 2)	10,276	13,126
Mineral Properties, including deferred costs (Note 3)	309,846	198,237
	$ 653,131	$ 390,187
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 34,472	$ 37,076
Due to related parties	-	11,121
	34,472	48,197
Shareholders' equity:		
Share capital (Note 4)	9,328,720	8,931,520
Contributed surplus	944,713	948,539
Share subscription advances	2,500	2,500
Deficit	(9,657,274)	(9,540,569)
	618,659	341,990
	$ 653,131	$ 390,187

On behalf of the Board:

Willis W. Osborne (signed)
Director

Michael F. Bolton (signed)
Director

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

AFRICAN METALS CORPORATION
Statements of Operations and Deficit

For the periods ended February 28, 2005 and February 29, 2004

	Three months ended February 28, 2005	Three months ended February 29, 2004 (Note 9)	Nine months ended February 28, 2005	Nine months ended February 29, 2004 (Note 9)
ADMINISTRATION COSTS:				
Amortization	$ 69	$ 57	$ 205	$ 172
Banking charges	200	386	561	606
Consulting	2,284	8,382	7,802	12,150
Investor Relations	3,600	3,600	10,800	10,800
Management fees	5,250	5,250	15,750	15,000
Office and miscellaneous	6,762	5,253	21,479	20,260
Professional fees	5,810	4,856	14,775	12,725
Rent	3,998	3,815	11,674	11,352
Shareholder relations	2,285	2,774	5,112	6,412
Stock exchange filing fees	1,757	3,322	5,937	8,590
Telephone	777	1,300	2,611	2,227
Transfer agent	1,709	1,521	2,886	3,388
Travel and promotion	8,423	11,551	21,015	14,389
	42,924	52,067	120,607	108,071
OTHER ITEMS:				
Interest income	(26)	(70)	(76)	(82)
Stock-based compensation	-	-	(3,826)	-
	(26)	(70)	(3,902)	(82)
NET LOSS FOR THE PERIOD	42,898	51,997	116,705	107,989
DEFICIT, BEGINNING OF PERIOD	9,614,376	9,353,553	9,540,569	9,297,561
DEFICIT, END OF PERIOD	$ 9,657,274	$ 9,405,550	$ 9,657,274	$ 9,405,550
Loss per share	$ (0.003)	$ (0.004)	$ (0.008)	$ (0.008)

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

AFRICAN METALS CORPORATION
Statements of Cash Flows

For the periods ended February 28, 2005 and February 29, 2004

	Three months ended February 28, 2005	Three months ended February 29, 2004	Nine months ended February 28, 2005	Nine months ended February 29, 2004
OPERATING ACTIVITIES:				
Net loss for the period	$ (42,898)	$ (51,997)	$ (116,705)	$ (107,989)
Adjustments:				
Amortization	69	57	205	172
Stock-based compensation	-	-	(3,826)	-
	(42,829)	(51,940)	(120,326)	(107,817)
Changes in non-cash operating working capital:				
Accounts receivable	-	(33)	11,995	(967)
Goods and services tax recoverable	221	(588)	1,657	(653)
Due from related party	(804)	-	(21,001)	-
Prepaid expenses	(93,954)	(18,834)	(80,654)	(55,225)
Accounts payable and accrued liabilities	6,420	(42,964)	(2,604)	(30,599)
Corporate capital tax payable	-	(6,653)	-	(6,653)
Due to related parties	-	(1,500)	(11,121)	(416)
	(130,946)	(122,512)	(222,054)	(202,330)
FINANCING ACTIVITIES:				
Issuance of share capital for cash	194,500	303,000	394,500	342,780
Share subscription advance	-	-	-	(3,400)
	194,500	303,000	394,500	339,380
INVESTING ACTIVITIES:				
Acquisition costs of property, plant and equipment	-	(5,281)	-	(5,281)
Acquisition costs of mineral properties	-	-	(2,529)	-
Deferred exploration and development costs, net of amortization	(88,571)	(19,000)	(106,435)	(26,414)
	(88,571)	(24,281)	(108,964)	(31,695)
INCREASE (DECREASE) IN CASH	(25,017)	156,207	63,482	105,355
CASH, BEGINNING OF PERIOD	175,105	-	86,606	50,852
CASH, END OF PERIOD	$ 150,088	$ 156,207	$ 150,088	$ 156,207

Supplementary cash flow information (Note 7)

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

AFRICAN METALS CORPORATION
Schedules of Deferred Exploration and Development Costs

For the periods ended February 28, 2005 and February 29, 2004

	February 28, 2005	February 29, 2004
EXPLORATION AND DEVELOPMENT EXPENDITURES:		
Amortization	$ 2,645	$ -
Drilling, assays and reclamation	4,086	3,458
Exploration and surveys	65,299	-
Office, consulting and travel	37,050	22,956
	109,080	26,414
BALANCE OF COSTS AT BEGINNING OF PERIOD	183,727	75,697
BALANCE OF COSTS AT END OF PERIOD	$ 292,807	$ 102,111

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

1. NATURE OF OPERATIONS

African Metals Corporation (the "Company") is in the process of exploring and developing its mineral properties located in West Africa.

The interim financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited consolidated financial statements for the year ended May 31, 2004, except that they do not include all of the note disclosures required for annual financial statements. It is therefore suggested that the interim financial statements be read in conjunction with the annual consolidated financial statements.

2. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	February 28, 2005 Net Book Value	May 31, 2004 Net Book Value (Note 8)
Automobile	$ 12,749	$ 4,351	$ 8,398	$ 10,837
Equipment	1,532	360	1,172	1,379
Computer	1,530	824	706	910
	$ 15,811	$ 5,535	$ 10,276	$ 13,126

3. MINERAL PROPERTIES

	February 28, 2005			
	Acquisition Costs	Deferred Exploration and Development Costs	Write-down of Capitalized Costs	Total
i. Kofeba concession	$ -	$ -	$ -	$ -
ii. Kenieba Sud concession	12,710	136,636	-	149,346
iii. Kenieba Nord concession	1,800	137,622	-	139,422
iv. Comifa concession	2,529	16,346	-	18,875
v. Soumala concession	-	2,203	-	2,203
	$ 17,039	$ 292,807	$ -	$ 309,846

	May 31, 2004			
	Acquisition Costs	Deferred Exploration and Development Costs (Note 8)	Write-down of Capitalized Costs	Total (Note 8)
i. Kofeba concession	$ 3,502	$ 3,185	$ (6,687)	$ -
ii. Kenieba Sud concession	12,710	126,529	-	139,239
iii. Kenieba Nord concession	1,800	57,198	-	58,998
iv. Comifa concession	-	-	-	-
v. Soumala concession	-	-	-	-
	$ 18,012	$ 186,912	$ (6,687)	$ 198,237

3. MINERAL PROPERTIES (Con't)

Comifa concession

The Company was granted a 90 day Autorisation d'Exploration on the Comifa concession, located in western Mali, West Africa.

Soumala concession

The Company received Malian government approval for preparation of permits on Soumala concession located in western Mali, West Africa.

4. SHARE CAPITAL

The authorized share capital of the Company is unlimited shares without par value.

The Company has issued shares of its capital stock as follows:

	February 28, 2005		May 31, 2004	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance beginning of period/year	13,594,620	$ 8,931,520	12,260,420	$ 8,544,240
Shares issued for cash	1,357,500	397,200	1,321,607	383,880
Shares subscription advances	-	-	12,593	3,400
Balance end of period/year	14,952,120	$ 9,328,720	13,594,620	$ 8,931,520

Transactions for the Issue of Share Capital during the period ended February 28, 2005:

(a) *The Company issued 1,000,000 shares for the exercise of warrants as follows: 500,000 shares at a price of* $0.40 per share for a consideration of $200,000; and 500,000 shares at a price of $0.25 per share for a consideration of $125,000.

(b) The Company issued 357,500 shares for the exercise of stock options as follows: 347,500 share at a price of $0.20 per share for a consideration of $69,500; and 10,000 shares at a price of $0.27 per share for a consideration of $2,700, which remained outstanding as at February 28, 2005.

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 1,359,463. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company's shares immediately preceding the issuance of a news release *announcing the granting of the options*) or such other price as may be agreed to by the Company and accepted by the TSX.

A summary of the status of the Company's stock options outstanding as of February 28, 2005 and May 31, 2004 and changes during the period/year then ended is as follows:

	February 28, 2005		May 31, 2004	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period/year	1,148,500	$ 0.29	1,047,700	$ 0.23
Granted	-	-	340,000	0.44
Exercised	(357,500)	(0.20)	(198,200)	(0.23)
Forfeited/cancelled	(30,000)	(0.40)	(41,000)	(0.20)
Options outstanding, end of period/year	761,000	$ 0.33	1,148,500	$ 0.29

4. SHARE CAPITAL (Con't)

At February 28, 2005, the Company had outstanding stock options exercisable to acquire 1,118,500 shares as follows:

Shares	Exercise Price	Expiry Date
110,000	$0.25	July 13, 2006
211,000	$0.27	June 26, 2007
130,000	$0.20	December 23, 2007
30,000	$0.40	July 24, 2008
80,000	$0.40	August 8, 2008
200,000	$0.47	November 28, 2008
761,000		

The following table summarizes information about the stock options outstanding and exercisable at February 28, 2005:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
$0.20	130,000	2.82	$0.20
$0.25	110,000	1.37	$0.25
$0.27	211,000	2.32	$0.27
$0.40	110,000	3.47	$0.40
$0.47	200,000	3.75	$0.47
	761,000	2.81	$0.29

5. RELATED PARTY TRANSACTIONS

During the nine months ended February 28, 2005, the Company was involved in the following related party transactions:

a. Management fees totalling $15,750 (2004 - $15,000) were paid to a corporation owned by a Director of the Company.
b. Exploration costs totalling $21,057 (2004 - $3,622) was incurred with a Director of the Company.

The above transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

6. SEGMENTED INFORMATION

The Company's activities are in the one (1) industry segment of mineral property acquisition, exploration and development.

Property, plant and equipment by geographical segment is as follows:

	Mali	Canada	Total
February 28, 2005			
Property, plant and equipment	$ 9,570	$ 706	$ 10,276
Mineral properties, including deferred costs	309,846	-	309,846
	$ 319,416	$ 706	$ 320,122
May 31, 2004 (Note 8)			
Property, plant and equipment	$ 12,216	$ 910	$ 13,126
Mineral properties, including deferred costs	198,237	-	198,237
	$ 210,453	$ 910	$ 211,363

7. SUPPLEMETAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the period/year ended February 28, 2005 and May 31, 2004 as follows:

	February 28, 2005	May 31, 2004
Non-cash investing activities:		
Share capital issued for:		
Share subscription receivable	$ (2,700)	$ -
Share subscription advances	-	3,400
	$ (2,700)	$ 3,400
Non-cash investing activities:		
Deferred exploration and development costs, net of amortization	$ (2,645)	$ (153)

8. PRIOR PERIOD ADJUSTMENT

As a result of unrecorded item, the amount due from related party was overstated by $6,539, property plant and equipment was understated by $10,837, mineral property including deferred costs was understated by $1,912, and the amount due to related parties was understated by $6,210. The comparative figures have been restated to reflect these changes.

9. COMPARITIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period's financial statement presentation.

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

CORPORATION INFORMATION

(As at April 29, 2005)

Corporate Office & Registered & Records Office:	Suite 515, 475 Howe Street Vancouver, British Columbia, Canada V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854 Website: www.africanmetals.com Email Address: info@africanmetals.com
Directors & Officers:	Mr. Klaus Eckhof, President & Director Mr. Willis W. Osborne, CEO, CFO & Director Mr. Michael F. Bolton, Director Mr. Mamadou Keita, Vice President of Exploration & Director Mr. Franklin Russell, Director Ms. Jennifer Nestoruk, Corporate Secretary
Stock Exchange Listing:	TSX Venture Exchange (TSX-V) Trading Symbol "AFR"
Share Capital:	Authorized: Unlimited Issued: 14,952,120 Options: 761,000 Fully Diluted 15,713,120 12g3-2(b) Exemption #82-1856 Standard & Poor's Listed
Transfer Agent & Registrar:	Computershare Trust Company of Canada 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9
Legal Counsel:	DuMoulin Black 10th Floor, 595 Howe Street Vancouver, British Columbia, Canada V6C 2T5
Auditor:	MacKay LLP Suite 900, 1200 Burrard Street Vancouver, British Columbia, Canada V6Z 2C7

PRINTED IN CANADA